TSX, NYSE: AKG

ASANKO GOLD AGM RESULTS

Vancouver, British Columbia, June 19, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) announces the voting results from its 2014 Annual General Meeting held today in Vancouver, British Columbia.

1.

The shareholders approved setting the number of directors at seven. Shares voted in person and proxies received represented 112,176,708 votes for and 567,818 votes against.

2.

The following directors were elected at the Meeting:

DIRECTOR	FOR	AGAINST	WITHHELD
Shawn Wallace	95,372,376	Nil	3,057,236
Gordon Fretwell	93,868,536	Nil	4,561,075
Colin Steyn	98,244,993	Nil	184,619
Marcel de Groot	94,643,104	Nil	3,786,508
Peter Bradford	94,528,742	Nil	3,900,871
Peter Breese	96,305,857	Nil	2,123,754
Michael Price	98,209,877	Nil	219,735

3.

KPMG LLP, Chartered Accountants, were appointed auditor of the Company. Shares voted in person and proxies received represented 112,315,495 votes for and 564,818 votes withheld.

4.

The shareholders approved the continuation of the Company's Stock Option Plan. Shares voted in person and proxies received, represented 91,871,964 votes for and 6,557,647 votes against.

Detailed voting results for the 2014 Annual General Meeting are available on SEDAR at www.sedar.com.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.